


SembCorp
Industries

Co Regn No: 199802418D

RECEIVED

2006 MAY 31 P 12:53

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

25 May 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06013913

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg


PEOPLE DEVELOPER

SEMBCORP INDUSTRIES LTD

SEMBCORP INDUSTRIES WINDS UP SUBSIDIARIES

SembCorp Industries wishes to announce that its indirect wholly-owned subsidiaries RDC Woodlands Development Pte Ltd and SLRC Investments Pte Ltd have been placed under Members' Voluntary Liquidation on 22 May 2006. Mr Teo Ban Seng Kelvin has been appointed as the liquidator for both companies.

The voluntary liquidation of both subsidiaries does not have any material financial impact on SembCorp Group for the financial year ending 31 December 2006.

By Order of the Board

Kwong Sook May
Company Secretary

24 May 2006